Exhibit 99.2

Ayr Wellness Inc.

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024

(EXPRESSED IN UNITED STATES DOLLARS)

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Three Months Ended March 31, 2025 and 2024

(Expressed in United States Dollars, in thousands, except where stated otherwise)

Introduction

The following management’s discussion and analysis (“MD&A”) of the financial condition and results of the operations of Ayr Wellness Inc. (“Ayr”, the “Company”, “we”, “our” or “us”) constitutes management’s review of the factors that affected the Company’s financial and operating performance for the three months ended March 31, 2025 and 2024. This discussion should be read in conjunction with the Company’s interim financial statements for the three months ended March 31, 2025 and 2024 (the “interim financial statements”). Results are reported in United States dollars, unless otherwise noted. In the opinion of management, all adjustments (which consist only of normal recurring adjustments) considered necessary for a fair presentation have been included. The interim financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and the financial information contained herein is derived from the interim financial statements. Further information about the Company and its operations, including its Annual Information Form dated March 21, 2025 (the “Annual Information Form”), can be obtained on ir.ayrwellness.com, sec.gov/edgar, and www.sedarplus.ca. The information contained on such websites is not a part of, nor is it incorporated by reference into, this Quarterly Report (or equivalent thereof).

The effective date of this MD&A is September 12, 2025.

Overview of the Company

Ayr Wellness Inc. is a United States multi-state cannabis business operating as a retailer and consumer packaged goods company. Founded in 2019 and headquartered in Miami, Florida, the Company is focused on delivering quality cannabis products and strong customer experience throughout its footprint. As of March 31, 2025, the Company employed approximately 2,500 personnel. The Company, through its subsidiaries, holds, operates, and/or manages licenses and permits in the States of Florida, Massachusetts, Nevada, New Jersey, Ohio, Pennsylvania, Illinois, and Connecticut.

The Company owns and operates chains of cannabis retail stores under brand names including AYR Cannabis Dispensary. Ayr owns stores under other names, primarily where the stores acquired still retain their pre-acquisition branding, though the Company intends to unify its retail footprint under the AYR retail brand name over time. The revenue of Ayr’s retail stores derives primarily from the sale of cannabis products, with an immaterial portion of income resulting from the sale of other merchandise (such as cannabis accessories). As of March 31, 2025, Ayr operated 99 retail stores, located across Ayr’s portfolio.

The Company’s strategy is to vertically integrate through the consolidation of cultivating, producing, distributing, and dispensing cannabis brands and products at scale. The Company’s current portfolio of consumer-packaged goods brands includes its three core brands kynd, HAZE, and Later Days, and in certain markets, Levia. The Company distributes and markets its products to Ayr-owned retail stores and to third-party licensed retail cannabis stores throughout Ayr’s operating footprint.

The Company does not currently accept payments for products or services online.

Corporate Restructuring

Subsequent to March 31, 2025, the Company commenced a corporate restructuring. See below for disclosure of certain related events, including the execution of a Limited Waiver Agreement on its Senior Notes (as defined in the notes to the interim financial statements) and entering into a Restructuring Support Agreement (“RSA”) on July 30, 2025.

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Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Three Months Ended March 31, 2025 and 2024

(Expressed in United States Dollars, in thousands, except where stated otherwise)

Debts Payable and Senior Secured Notes

Senior Secured Notes

On May 3, 2025, the Company received a Notice of Event of Default (as defined in the Indenture, defined below) from its 13% Senior Note holders, alleging failure to maintain the required consolidated net leverage ratio for the quarters ended March 31, 2025 and December 31, 2024, as stipulated in the Indenture. The Company firmly disagrees with this assertion and maintains that it has accurately calculated the consolidated net leverage ratio in accordance with the Indenture's terms. In addition to the leverage covenant, the 13% Senior Notes require the Company to maintain an unrestricted cash balance of no less than $20,000, tested monthly beginning January 31, 2024. Based on current forecasts, the Company does not expect to be in compliance with this liquidity covenant in future periods. In accordance with ASC 470-10-45-11 and the expected non-compliance with financial covenants, the Company has reclassified $239,371 of its 13% Senior Notes from long-term debt to current liabilities under debts payable – current portion as of March 31, 2025.

Additionally, on June 6, 2025, the Company executed a Limited Waiver Agreement with the holders of a majority of its Senior Notes (“Majority Holders”). Under the Limited Waiver Agreement, the Majority Holders have provided a waiver of certain events of default related to the Company’s delay in filing these interim financial statements for the quarter ended March 31, 2025, as well as specific payment defaults that may occur under the Company’s other outstanding indebtedness. This waiver temporarily restrains the Majority Holders from exercising their default-related rights and remedies with respect to those specified defaults, subject to the terms and conditions in the agreement, whose temporary waiver period was originally scheduled to end on June 19, 2025, but was extended pursuant to subsequent amendments to July 29, 2025, after which the Limited Waiver Agreement was replaced by the RSA on July 30, 2025.

The Company did not make the interest payment due on June 30, 2025 (the “Interest Payment”) in connection with its Senior Notes. Since the Company did not make the Interest Payment on or prior to July 30, 2025 (i.e., within 30 days of the due date), that resulted in an Event of Default in respect of the Senior Notes, though no Notice of Event of Default has been received as of the date of this MD&A.

See “Treatment of Senior Notes” below for resolution of the Senior Notes under the RSA.

Other Debts Payable

On July 3, 2025, the Company received a Notice of Disposition of Collateral (the "Notice") from Anthony J. DePaul, as Agent and Secured Party under the Pledge Agreement dated as of October 1, 2021 between CSAC Acquisition PA II Corp., a subsidiary of the Company, and the Agent (the "Pledge Agreement"). The Notice alleges that due to certain purported defaults under the Pledge Agreement and related loan documents, the Agent intends to potentially reclaim ownership of and subsequently sell all of CSAC Acquisition PA II Corp.’s interest in and to all of the equity interests in PA Natural Medicine LLC ("PA Natural Medicine") owned by CSAC Acquisition PA II Corp. PA Natural Medicine operates licensed medical cannabis dispensaries in State College, Bloomsburg, and Selinsgrove, Pennsylvania. On August 12, 2025, a public auction was held for certain collateral of CSAC Acquisition PA II Corp. where the Secured Lender (as defined in the loan agreement) was the only bidder and ownership reverted back to them.

Further, beginning on June 30, 2025, the Company ceased all payments (including principal and interest) due on the Seller Notes (as defined in the notes to the interim financial statements), with such payment defaults totaling principal of $5,922 and interest of $1,737 as of the date of this MD&A. These payment defaults are covered under the RSA, which replaced the Limited Waiver Agreement under the Senior Notes that had covered the payment defaults on the Seller Notes prior to July 30, 2025.

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Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Three Months Ended March 31, 2025 and 2024

(Expressed in United States Dollars, in thousands, except where stated otherwise)

As part of the restructuring, the Company has also abandoned a number of operating facilities and office locations and ceased payments to certain landlords and third-party vendors.

Assessment

Management is currently assessing the impact of these events on the Company’s financial statements, with any related adjustments to be recorded in subsequent quarters.

Restructuring Support Agreement

On July 30, 2025, the Company entered into the RSA with an ad hoc committee (the “Ad Hoc Committee”) of its consenting senior noteholders (the “Consenting Senior Noteholders”) holding a supermajority of the Senior Notes. The RSA outlines a comprehensive plan to ensure the continued operation and orderly transition of the Company’s core business under new ownership.

Under the terms of the RSA, the Company will support a combination of an Article 9 of the Uniform Commercial Code (“Article 9”) sale process commenced by its secured creditors and an orderly sale and/or wind-down of the Company’s remaining assets, in each case, in accordance with terms and conditions of the RSA (including certain milestones thereunder). Subject in each case to the negotiation and execution of definitive documentation in accordance with the terms and conditions of the RSA, key elements of the RSA include:

•	Asset Sale Transactions: The RSA and the restructuring term sheet attached thereto contemplates that the Consenting Senior Noteholders have agreed to purchase, under an asset purchase agreement, certain assets and assume certain liabilities of the Company located in Florida, Ohio, Nevada, New Jersey, Pennsylvania, and Virginia (collectively, the “Asset Sale Transaction”) pursuant to a credit bid at a consensual public disposition of Senior Notes collateral under Article 9. The Company will continue to evaluate options for maximizing value and minimizing liabilities for its remaining assets.

•	Bridge Facility: The Ad Hoc Committee will provide a senior secured multiple draw term loan facility (the “Bridge Facility”) to the Company, which will provide the Company with critical liquidity to support ongoing operations, conduct the Article 9 sale process and consummate certain related transactions contemplated under the RSA and the Bridge Facility term sheet attached thereto. Each beneficial holder of Senior Notes that become a party to the RSA shall have the opportunity to participate in its pro rata share of the Bridge Facility pursuant to procedures acceptable to the requisite Consenting Senior Noteholders. See below for disclosure of the key terms of the Bridge Facility, whose governing agreement was executed on August 29, 2025.

•	Treatment of Senior Notes: In exchange for the cancellation of the credit bid portion of the Senior Notes, Senior Noteholders will receive their pro rata share of 100% of the new equity interests issued by NewCo (as defined in the RSA), subject to dilution by a management incentive plan and the equitization of certain of the premiums payable under the Bridge Facility, as applicable. The remaining balance of the Senior Notes obligations (other than the credit bid amount) will remain outstanding and be entitled to a distribution of net cash proceeds (if any) from the monetization of the remaining assets under the liquidation proceedings described below in accordance with the priority waterfall among secured creditors and otherwise in accordance with applicable law.

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Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Three Months Ended March 31, 2025 and 2024

(Expressed in United States Dollars, in thousands, except where stated otherwise)

•	Liquidation and Wind-Down Proceedings: After the conclusion of the Article 9 sale auction, Ayr will commence proceedings under the Companies’ Creditors Arrangement Act in British Columbia to facilitate a court-supervised liquidation of Ayr. Upon consummation of the Asset Sale Transaction, Ayr’s subsidiaries may commence certain state law proceedings in various states in the United States to wind-down the remainder of their operations, in each case, in accordance with the approved wind down budget and the terms and conditions of the RSA. Proceeds from the liquidation of remaining assets from the wind-down will be distributed in accordance with the priority waterfall among the secured creditors and otherwise in accordance with applicable law.

•	Obligations and Commitments: During the effective period (specified below) of the RSA, the Consenting Senior Noteholders have agreed to support the contemplated transactions and agreed to provide the Bridge Facility (subject to definitive documentation), and forbear from exercising remedies on account of specified defaults under the Senior Notes. Additionally, the Company has agreed to take all actions necessary to consummate the transactions, comply with certain operational and financial maintenance covenants, keep the Consenting Senior Noteholders informed, and refrain from actions that could challenge the validity of the Senior Noteholders’ liens or encumbrances.

Per the terms of the RSA, the effective period is from the effective date of July 30, 2025 to the termination date, which will automatically occur after all of the following have occurred: the Sale Transaction Effective Date, the consummation of all Non-Core Divestiture Transactions, the Liquidation Transaction Effective Dates, the CCAA Effective Date and the completion of all U.S. Liquidation Proceedings (all terms as defined in the RSA), if not terminated earlier by a breach by one of the parties to the RSA or mutual termination by all of the parties to the RSA.

Management is currently assessing the impact of the RSA on the Company’s financial statements, with any related adjustments to be recorded in subsequent quarters.

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Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Three Months Ended March 31, 2025 and 2024

(Expressed in United States Dollars, in thousands, except where stated otherwise)

The loans under the Bridge Facility bear interest at a rate of 14.0% per annum, payable in kind (“PIK”) and capitalized on the last business day of each calendar month. The maturity of the Tranche A loan is the earlier of: (i) 60 days after the closing date, (ii) November 16, 2025, or (iii) certain other customary accelerated maturity events tied to the Asset Sale Transaction or events of default. The Tranche B loans mature on the earlier of: (i) 95 days after the consummation of the Asset Sale Transaction and (ii) February 19, 2026. All obligations under the Bridge Facility are subject to customary acceleration upon an event of default.

In addition, the Bridge Facility provides for a commitment premium equal to 10% of the aggregate commitments, an exit premium equal to 10% of the aggregate commitments, and a backstop premium equal to 15% of the aggregate commitments, payable to certain backstop parties. All premiums are fully earned on closing, payable in kind, and, at each Lender’s election, may be exchanged for equity in the post-sale entity in accordance with the RSA.

The Bridge Credit Agreement contains customary affirmative and negative covenants, including requirements to maintain cannabis licenses, restrictions on additional indebtedness, liens, asset sales, and investments, as well as weekly cash-flow reporting, variance testing, and milestone covenants. The Company is also subject to a minimum liquidity covenant of $17.5 million, tested weekly.

Events of default under the Bridge Facility include, among other things, payment defaults, covenant breaches, cross-defaults, insolvency events, change of control, termination events under the RSA, and failure to meet specified restructuring milestones.

On the effective date of the Asset Sale Transaction, all outstanding principal and accrued PIK interest under the Bridge Facility will automatically roll, on a dollar-for-dollar basis, into a new senior secured “take-back” term facility to be issued by the purchaser entity that acquires the Company’s core business through the Article 9 sale process contemplated by the RSA.

Assets and Liabilities Held for Sale

On July 3, 2025, the Company entered into a Membership Interest Purchase Agreement, pursuant to which it has agreed to sell its Illinois operations (classified as held for sale) for $6.75 million, subject to a working capital adjustment (i.e., actual working capital less a target of $60). The transaction has not yet closed as of the date of this MD&A (pending state regulatory approvals), but a gain on sale is expected since the sales price exceeds the carrying value, which was approximately $1.7 million as of March 31, 2025.

On July 3, 2025, the Company entered into a Management Services Agreement, pursuant to which it has agreed to sell its Massachusetts production facility (classified as held for sale) for approximately $4.7 million, consisting of $4.0 million in cash plus a revenue-based earnout valued at approximately $0.7 million, subject to a working capital adjustment (i.e., actual working capital less a base of $1,675). The transaction has not yet closed as of the date of this MD&A (pending state regulatory approvals), but an insignificant loss on sale is expected since the sales price is slightly lower than the carrying value, which was approximately $5.2 million as of March 31, 2025.

Cease Trade Order

On June 5, 2025, the Ontario Securities Commission issued a cease trade order under Multilateral Instrument 11-103 – Failure-to-File Cease Trade Orders in Multiple Jurisdictions against the Company. The Company’s Equity Shares is not currently trading on the Canadian Stock Exchange.

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Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Three Months Ended March 31, 2025 and 2024

(Expressed in United States Dollars, in thousands, except where stated otherwise)

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this MD&A are forward-looking statements and contain forward-looking information within the meaning of applicable securities laws, including, but not limited to, those statements relating to the Company and its financial capacity and availability of capital and other statements that are not historical facts. These statements are based upon certain material factors, assumptions, and analyses that were applied in drawing a conclusion or making a forecast or projection, including the experience of the Company, as applicable, and its perception of historical trends, current conditions, and expected future developments, as well as other factors that are believed to be reasonable in the circumstances. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future, and readers are cautioned that such statements may not be appropriate for other purposes. These statements may include, without limitation, statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies, and outlook of the Company. Forward-looking statements are often identified by the words “pro forma”, “may”, “would”, “could”, “should”, “will”, “assumes”, “intends”, “plans”, “anticipates”, “believes”, “estimates”, “projects”, “expects”, “targets”, “continue”, “forecasts”, “seeks”, “likely”, “design”, “goal” or negative versions thereof and other similar expressions.

By their nature, forward-looking statements are subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections, or conclusions will not prove to be accurate, that assumptions may not be correct, and that objectives, strategic goals and priorities will not be achieved. A variety of material factors, many of which are beyond Ayr’s control, could affect operations, business, financial condition, performance, and results that may be expressed or implied by such forward-looking statements and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. These factors include, but are not limited to, the following:

•	laws and regulations and any amendments thereto applicable to our business and the impact thereof, including uncertainty regarding the application of U.S. state and federal law to U.S. cannabis products and the scope of any regulations by the U.S. Food and Drug Administration, the U.S. Drug Enforcement Administration, the U.S. Federal Trade Commission, the U.S. Patent and Trademark Office, the U.S. Department of Agriculture and any state equivalent regulatory agencies over U.S. cannabis products;

•	impact of recent U.S. Trade Policy changes on operations and financial performance;

•	climate change impacting economic factors such as prices and supply chain disruption, as well as governmental response through laws or regulations regarding greenhouse gas emissions;

•	assumptions and expectations described in the Company’s critical accounting policies and estimates;

•	changes in U.S. GAAP or its interpretation or the adoption or impact of certain accounting pronouncements;

•	the number of users of cannabis or the size of the regulated cannabis market in the U.S.;

•	risks related to litigation and regulatory proceedings;

•	the potential time frame for the implementation of legislation to legalize and regulate medical or adult-use cannabis (and the consumer products derived from each of the foregoing) in various states of the U.S., and the potential form the legislation and regulations will take;

•	the effect of unfavorable tax treatment for cannabis businesses;

•	the effect of taxation on our business in the U.S. and Canada;

•	the higher risk of tax audits;

•	the Company’s future financial and operating performance and anticipated profitability;

•	future performance, results and terms of strategic initiatives, strategic agreements, and supply agreements;

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Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Three Months Ended March 31, 2025 and 2024

(Expressed in United States Dollars, in thousands, except where stated otherwise)

•	the market for the Company’s current and proposed products and services, as well as the Company’s ability to capture market share;

•	the benefits and applications of the Company’s products and services and expected sales thereof;

•	development of affiliated brands, product diversification and future corporate development;

•	anticipated investment in and results of research and development;

•	inventory and production capacity, including discussions of plans or the potential for expansion of capacity at existing or new facilities;

•	future expenditures, strategic investments, and capital activities;

•	the competitive landscape in which the Company operates and the Company’s market expertise;

•	competition from hemp-derived THC products which could negatively impact the Company’s sales;

•	the Company’s ability to comply with its debt covenants;

•	the Company’s ability to secure further equity or debt financing, when required;

•	the Company’s ability to refinance its indebtedness and the terms of any such refinancing;

•	the Company’s ability to execute its restructuring plan under the RSA and related agreements;

•	the risk of significant dilution from the issuances of equity, equity-linked contracts, or convertible debt securities;

•	the level of demand for cannabis products, including the Company’s products and third-party products sold by the Company;

•	the Company’s ability to mitigate risks relating to the cannabis industry, the larger economy (such as inflation or fluctuations in interest rates); breaches of and unauthorized access to the Company’s systems and related cybersecurity risks, money laundering, litigation, and health pandemics;

•	the risks related to maintaining cash deposits in excess of federally insured limits;

•	the ability to gain appropriate regulatory approvals in the timeframe anticipated;

•	the application for additional licenses and the grant of licenses or renewals of existing licenses that have been applied for;

•	the rollout of new dispensaries, including the number of planned dispensaries to be opened in the future and the timing and location in respect of the same, and related forecasts;

•	the Company’s ability to hit anticipated development targets of cultivation and production projects;

•	the Company’s ability to mitigate the risk of contamination and other risks inherent in the agricultural sector;

•	the ability to successfully integrate and maintain employees from recent acquisitions;

•	risks related to the Company’s cash flows from operations;

•	the ability to develop the Company’s brands and meet growth objectives;

•	risks related to limited market data and difficulty to forecast results;

•	market volatility and the risks associated with selling of a substantial amount of our subordinate, restricted, and limited voting shares (“Equity Shares”);

•	the risk of natural hazards related to severe and extreme weather and climate events;

•	product liability claims related to the products the Company cultivates, produces, and sells;

•	the risk of significant pricing pressures which are often market specific and can be caused by an oversupply of cannabis in the market and may be transitory from period to period;

•	risk related to turnover of officers and directors; and

•	other events or conditions that may occur in the future.

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Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Three Months Ended March 31, 2025 and 2024

(Expressed in United States Dollars, in thousands, except where stated otherwise)

In making these statements, in addition to those described above and elsewhere herein, we have made assumptions with respect to expected cash provided by operations, future capital expenditures, including the amount and nature thereof, trends and developments in the industry, business strategy and outlook, expansion and growth of business and operations, accounting policies, credit risks, anticipated acquisitions, opportunities available to or pursued by Ayr, and other matters.

Ayr has also assumed that business and economic conditions will continue substantially in the ordinary course, including, without limitation, with respect to general economic and industry conditions, competition, weather, regulation, taxes, that there will be no pandemics or substantially worsened pandemics or other material outbreaks of disease or safety issues or material recalls required, and that there will be no unplanned material changes in facilities, equipment, or customer and employee relations.

Management’s Definition and Reconciliation of Non-GAAP Measures

Management reports certain non-GAAP measures that are used to evaluate the performance of such businesses and the performance of their respective states, as well as to manage their capital structure. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. Securities regulations require such measures to be clearly defined and reconciled with their most directly comparable GAAP measure.

The Company references non-GAAP measures, including cannabis industry metrics, in this document and elsewhere. These are provided as additional information to complement those GAAP measures by providing further understanding of the results of the operations of the Company from management’s perspective. Accordingly, these measures should not be considered in isolation, nor as a substitute for analysis of the Company’s financial information reported under GAAP. Non-GAAP measures used to analyze the performance of the Company include “Adjusted EBITDA” and “Adjusted Gross Profit”.

The Company believes that these non-GAAP financial measures may be useful to investors because they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making. These financial measures are intended to highlight trends in the Company’s core businesses that may not otherwise be apparent when solely relying on the GAAP measures.

Adjusted EBITDA

“Adjusted EBITDA” represents (loss) income from continuing operations, as reported under GAAP, before interest and taxes, adjusted to exclude non-core costs, other non-cash items, including depreciation and amortization and further adjusted to remove non-cash stock-based compensation, impairment expense, the incremental costs to acquire cannabis inventory in a business combination (when applicable; none of which was incurred for any of the periods presented), acquisition and transaction related costs, and start-up costs.

Adjusted Gross Profit

“Adjusted Gross Profit” represents gross profit, as reported under GAAP, adjusted to exclude the incremental costs to acquire cannabis inventory in a business combination (when applicable; none of which was incurred for any of the periods presented), interest, depreciation and amortization, start-up costs and other non-core costs.

Reconciliations are provided below.

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Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Three Months Ended March 31, 2025 and 2024

(Expressed in United States Dollars, in thousands, except where stated otherwise)

Review of the Financial Results for the Three Months March 31, 2025 and 2024

Adjusted EBITDA Reconciliation for the Three Months Ended March 31, 2025 and 2024

	Three Months Ended
	March 31, 2025	March 31, 2024
	$	$
Loss from continuing operations (GAAP)	(28,235)	(1,967)

Interest (within cost of goods sold "COGS")	499	671
Depreciation and amortization (from statement of cash flows)	20,935	22,163
Acquisition and transaction costs	1,183	1,324
Stock-based compensation, non-cash	1,945	3,465
Impairment of goodwill and other assets	7,253	-
Start-up costs[1]	6,100	2,375
Other[2]	9,482	1,061
	47,397	31,059

Adjusted EBITDA from continuing operations (non-GAAP)	19,162	29,092

Notes:

1 Includes costs to prepare a location for its intended use, including facilities not operating at scale. Start-up costs are expensed as incurred.

2 Other non-core costs including non-operating adjustments, severance costs and non-cash inventory write-downs.

Adjusted Gross Profit Reconciliation for the Three Months Ended March 31, 2025 and 2024

	Three Months Ended
	March 31, 2025	March 31, 2024
	$	$
Gross profit (GAAP)	32,812	50,663

Interest (within COGS)	499	671
Depreciation and amortization (within COGS)	9,159	10,089
Start-up costs (within COGS)	4,945	1,100
Other (within COGS)	8,661	93
Adjusted Gross Profit from continuing operations (non-GAAP)	56,076	62,616

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Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Three Months Ended March 31, 2025 and 2024

(Expressed in United States Dollars, in thousands, except where stated otherwise)

Revenues, net of Discounts

Revenues, net of discounts for the three months ended March 31, 2025 and 2024, were $107,306 and $118,040, respectively, decreasing $10,734 or 9.1%. Retail revenues decreased by $8,905 or approximately 8.9%, which was driven by a decrease in retail dollars for same-store sales of $12,183 or 12.2%, offset by an increase of $3,278 from new store openings and acquisitions. Same-store sales represent the revenue generated from locations that have been in operation for a certain period, typically 12 months, allowing for a comparison over a consistent timeframe. Wholesale revenues decreased by $1,829 or approximately 10.1%, primarily driven by increased competition in New Jersey, as additional cultivation capacity came online across the state, this was offset slightly by the conversion to adult-use in Ohio.

Disaggregation of Revenue

	Three Months Ended
	March 31, 2025	March 31, 2024
	$	$
Retail revenue	90,945	99,850
Wholesale revenue	16,361	18,190
Total revenue, net	107,306	118,040

Gross profit

Gross profit for the three months ended March 31, 2025 and 2024, was $32,812 and $50,663, respectively, a decrease of $17,851 or 35.2%. Gross profit percentage for the three months ended March 31, 2025 and 2024, was 30.6% and 42.9%, respectively.

The decrease in gross profit relates to the decrease in revenue, paired with continued price compression in retail and wholesale across the majority of our footprint, due to the rapid increase in competition from new store growth in markets such as Florida and New Jersey.

Total Operating Expenses

Total operating expenses for the three months ended March 31, 2025 and 2024, were $61,047 and $52,630, respectively, increasing $8,417 or 16%. Total operating expenses as a percent of revenue during the three months ended March 31, 2025 and 2024, were 56.9% and 44.6%, respectively. The increase in total operating expenses was attributable to $7,253 non-cash impairment expense on assets and an increase in payroll expense due to a reclassification of costs to SG&A from COGS.

Total Other (Expense) Income, net

Total other (expense) income, net for the three months ended March 31, 2025 and 2024, was $(15,106) and $(94,885), respectively, decreasing $79,779 or 84.1%. The decrease for the period was primarily driven by the loss on debt extinguishment of $79,172 relating to the debt restructuring during the first quarter 2024 and by $3,559 increase in employee retention credits proceeds received. This was partially offset by $2,518 increase in interest expense due to the terms of the debt extension and new debts.

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Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Three Months Ended March 31, 2025 and 2024

(Expressed in United States Dollars, in thousands, except where stated otherwise)

Income Taxes

Income tax expense is recognized based on the expected tax payable on the taxable income for the period and the deferred tax, using tax rates enacted at year-end. The deferred tax benefit is mainly driven by changes in the amortization of intangibles.

The IRS has taken the position that cannabis companies are subject to the limits of IRC Section 280E under which they are only allowed to deduct expenses directly related to costs of goods sold. The Company has taken a position that it does not owe taxes attributable to the application of Section 280E of the Internal Revenue Code.

Total income tax expense for the three months ended March 31, 2025 and 2024 was $14,105 and $11,484, respectively. Interest and penalties included in current tax expense was $3,740 and $1,495, respectively, for the three months ended March 31, 2025 and 2024.

Net loss attributable to Ayr Wellness Inc.

Net loss for the three months ended March 31, 2025 and 2024 was $57,137 and $106,075, respectively. The decrease was primarily driven by the factors described above.

Liquidity and Capital Resources as of March 31, 2025

Selected Liquidity and Capital Resource Information

	March 31, 2025	December 31, 2024
	$	$
Cash, cash equivalents and restricted cash	37,638	35,482
Total current assets	179,993	180,777
Total assets	1,256,022	1,269,159
Total current liabilities	365,437	109,319
Total liabilities	946,673	904,309
Total shareholders’ equity	309,349	364,850

As of March 31, 2025, the Company had cash, cash equivalents and restricted cash of $37,638 and a negative working capital of $185,444 compared to December 31, 2024, when the Company had cash of $35,482, and working capital of $71,458. The overall negative working capital is primarily driven by the reclassification of the Company’s Senior Notes from long-term to current liabilities. Additionally, based on legal interpretations that challenge the Company’s tax liability under IRC Section 280E, the Company has uncertain tax position liabilities of $150,557, which are recorded as non-current liabilities. The Company re-evaluates the long-term classification of the uncertain tax liability with circumstances change, in accordance with ASC Topic 740. Given the uncertainty and the plausibility of expected timing of cash payments to be greater than 12 months, management deems it proper to currently reflect the uncertain tax position liability within non-current liabilities. If circumstances change that would impact the classification of the uncertain tax position liability from non-current to current liabilities, this will result in a further decrease in working capital. See “Capital Management and Going Concern” for additional information on the Company’s liquidity plan.

12

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Three Months Ended March 31, 2025 and 2024

(Expressed in United States Dollars, in thousands, except where stated otherwise)

Senior Secured Notes

Refer to Note 11, “Debts Payable and Senior Secured Notes,” of the interim financial statements for additional information regarding the Company’s debt transactions.

Refer to the definition and reconciliation of Adjusted EBITDA, which is a non-GAAP measure. Consolidated EBITDA is defined in the Amended and Restated Indenture of the 13% Senior Notes (the “Indenture”) and while being a more detailed definition than the Company uses for Adjusted EBITDA, leads to the same numerical result as Adjusted EBITDA for the most recent 12-month period as many of its component parts are not applicable.

Consolidated Net Leverage Ratio, also as defined in the Indenture, is a non-GAAP ratio. The calculation is essentially (i) consolidated debt (comprised of the sum of ‘Debts payable – current portion’ and ‘Long-term debts payable’ per the consolidated balance sheets as of such date) less cash equivalents, with that amount then divided by (ii) Consolidated EBITDA for the most recent 12-month period.

The 13% Senior Notes due December 10, 2026 require the Company to comply with two financial covenants. The Company is required to maintain an amount of unrestricted cash balance of no less than $20,000, to be tested on the last day of each month, beginning on January 31, 2024.

Additionally, the Company may not permit the Consolidated Net Leverage Ratio, a non-GAAP term as defined in the Indenture, to be greater than the specified leverage ratio as of the end of any period of four (4) consecutive fiscal quarters ending on any date set forth below:

Fiscal Quarter End	Consolidated Net Leverage Ratio
March 31, 2025	4.30:1.00
June 30, 2025	4.20:1.00
September 30, 2025	4.10:1.00
December 31, 2025	3.95:1.00
March 31, 2026	3.90:1.00
June 30, 2026	3.55:1.00
September 30, 2026	3.50:1.00

The Company has an equity cure right, through the new issuance of, or out of the net cash proceeds of, the sale of equity interests of the Company, for each of these financial covenants.

As of March 31, 2025, the Company has undertaken reasonable best efforts to raise $20,000 in equity, as stipulated by the post-closing covenant.

As of March 31, 2025, the calculation of the consolidated debt of the Company in accordance with the Indenture (comprised of the sum of ‘Debts payable – current portion’ and ‘Long-term debts payable’ per the interim balance sheets as of such date), less cash equivalents, was $378,794. As of March 31, 2025 Adjusted EBITDA (a non-GAAP term commensurate with Consolidated EBITDA as defined in the Indenture) for the most recently completed twelve fiscal months was $90,084. As of March 31, 2025, the Consolidated Net Leverage Ratio was 4.20 and the unrestricted cash balance was $36,248.

As such, the Company was in compliance with these financial covenants as of March 31, 2025.

As of March 31, 2025, the Company reclassified $239,371 of its 13% Senior Notes from long-term to current liabilities under debts payable – current portion. This reclassification was made in accordance with ASC 470-10-45-11 due to uncertainty regarding the Company’s ability to comply with its liquidity covenant to maintain an unrestricted cash balance of no less than $20,000 for the next twelve months (see above for additional disclosure including receipt of a Notice of Event of Default and execution of a Limited Waiver Agreement, as well as entry into the RSA).

13

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Three Months Ended March 31, 2025 and 2024

(Expressed in United States Dollars, in thousands, except where stated otherwise)

Summary of Future Commitments

Year	Operating leases	Finance leases	Debt	Total
Remainder of 2025	$20,150	$4,744	$23,051	$47,945
2026	42,898	5,191	357,139	405,228
2027	42,153	4,046	14,103	60,302
2028	41,704	3,210	2,176	47,090
2029	40,304	2,367	2,352	45,023
2030 and beyond	311,330	4,526	72,620	388,476
Total commitments	$498,539	$24,084	$471,441	$994,064

Employee Retention Credit (“ERC”)

In 2023, the Company filed for an ERC for the period beginning January 1 to June 30, 2021 in the amount of $12,354, of which $5,196 had been received.

For the three months ended March 31, 2025, the Company received a further $5,268 in ERC claims which is included in interim statements of operations as other income, net. The remaining claim has not yet met the criteria to be recorded as a receivable due to ongoing uncertainty surrounding IRS processing and regulatory interpretations of The Coronavirus Aid, Relief, and Economic Security Act. Management continues to assess opportunities to realize the remaining ERC, including potential third-party transactions to accelerate liquidity.

Selected Cash Flow Information

	Year Ended
	March 31, 2025	March 31, 2024
	$	$
Cash provided by operating activities	10,730	8,680
Cash used in investing activities	(4,773)	(8,243)
Cash provided by (used in) financing activities	(3,801)	19,996
Net increase in cash and cash equivalents and restricted cash	2,156	20,433
Cash, cash equivalents and restricted cash at beginning of the period	35,482	50,766
Cash, cash equivalents and restricted cash at end of the period	37,638	71,199

Operating Activities

Cash provided by operating activities during the three months ended March 31, 2025 and 2024 was $10,730 and $8,680, respectively, an increase of $2,050. This increase was primarily driven by a $4,168 change in accrued interest which was partially offset by reduction in stock-based compensation of $1,520.

Investing Activities

Cash used in investing activities during the three months ended March 31, 2025 and 2024 was $(4,773) and $(8,243), respectively, a decrease of $3,470. This reduction was mainly driven by a $3,536 decrease in purchases of property, plant, and equipment.

Financing Activities

Cash provided by (used in) financing activities during the three months ended March 31, 2025 and 2024 was $(3,801) and $19,996, respectively, reflecting a decrease of $23,797. This decrease was primarily driven by proceeds from note payable of $40,000 related to the debt restructuring in the first quarter of 2024 which was partially offset by settlement of contingent consideration of $10,094 and $4,445 decrease in debt repayments.

14

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Three Months Ended March 31, 2025 and 2024

(Expressed in United States Dollars, in thousands, except where stated otherwise)

Capital Management and Going Concern

The Company’s short-term liquidity requirements consist primarily of funds necessary to maintain our operations, repay borrowings and other general business needs. The Company plans to use existing funds, as well as funds from the future sale of products, to fund short-term working capital needs for at least the next 12 months. If these sources of liquidity need to be augmented, additional cash requirements would likely be sought to be financed through additional capital raises. The Company has raised capital through the issuance and/or refinancing of debt, or equity, to meet its needs and take advantage of perceived opportunities, however, there can be no assurance that the Company will be able to continue raising capital in this manner. In addition, further issuances of equity, convertible debt securities, or warrants could result in significant dilution to existing Equity Shares, and any new equity securities issued could have rights, preferences, or privileges superior to the existing Equity Shares. The Company’s long-term liquidity requirements will be affected by its ability to generate positive cash flow from operations and the ability to refinance existing debt on acceptable terms and/or raise equity.

As reflected in the interim financial statements, the Company had cash, cash equivalents and restricted cash of $37,638, has incurred operating losses since inception, and an accumulated deficit of $1,199,547 as of March 31, 2025. Additionally, the Company has a negative working capital of $185,444 as of March 31, 2025, primarily driven by the reclassification of its Senior Notes from long-term to current liabilities (see below). These financial factors are indicators that raise substantial doubt of our ability to continue as a going concern. Management believes that substantial doubt of our ability to continue as a going concern for at least one year from issuance of our interim financial statements can be mitigated by, but not limited to: (i) growth of sales from entering into new markets; (ii) continued cost-savings and efficiency optimization efforts; (iii) divesture of non-core assets including but not limited to the current asset groups held for sale; (iv) addressing our debt maturity profile, (v) managing the timing and amount of certain expenses as well as capital expenditures; and (vi) seeking to take advantage of future potential financing (equity and/or debt) opportunities (vii) a strong working relationship with bondholders to restructure the senior debt and continued collaboration on strategic initiatives. Management cannot provide any assurances that the Company will continue to be successful in accomplishing its business plans; if it is not, the Company may be forced to take other steps, including among others decelerating its growth or curtailing certain of its operations pending obtaining additional capital.

As of March 31, 2025, the interim financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The accompanying interim financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from uncertainty related to the Company’s ability to continue as a going concern. The Company’s continuation as a going concern is dependent upon its ability to successfully execute its business plans, as detailed above, to address the conditions and events that raise substantial doubt about its ability to continue operations.

On April 2, 2025, an executive order was signed by the current administration mandating tariffs on all U.S. imports with certain exceptions. The Company is currently monitoring and assessing the impact of these global tariffs and its impact on the Company’s customer and vendors. The Company is unable to predict the impact that the tariffs will have on the Company’s future financial position and operating results due numerous uncertainties.

15

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Three Months Ended March 31, 2025 and 2024

(Expressed in United States Dollars, in thousands, except where stated otherwise)

Share Capital

As of March 31, 2025 and December 31, 2024, the Company had share capital of $1,520,615 and $1,518,670, respectively, consisting of additional paid-in capital.

Number of Outstanding Shares

	March 31, 2025	December 31, 2024
Subordinate Voting Shares	12,976	13,068
Restricted Voting Shares	12,976	13,068
Limited Voting Shares	82,807	82,624
Exchangeable Shares	8,014	8,014
Total number of shares	116,774	116,774

As of March 31, 2025, the Company had 23,033 Equity Shares issuable upon the exercise of warrants of the Company (“Warrants”), and 4,537 restricted exchangeable share units (“Exchangeable Share Units”), of which 1,050 are market and performance based. As of December 31, 2024, the Company had 23,033 Equity Shares issuable upon the exercise of Warrants of the Company and 2,881 restricted Exchangeable Share Units, of which 1,050 are market and performance based.

Off-Balance Sheet Arrangements

As of the date of this filing, the Company does not have any off-balance sheet arrangements, with the exception of the commitments referenced in Note 14 in the interim financial statements, that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company (including, without limitation, such considerations as liquidity and capital resources) that have not previously been discussed.

Subsequent Events

See Note 18 in the interim financial statements for the Company’s disclosures on subsequent events, including those related to the corporate restructuring and the RSA, as well as a cease trade order and new tariffs, disclosed above.

Related Party Transactions

See Note 10 in the interim financial statements for the Company’s disclosures on related party transactions.

Significant Accounting Judgments and Estimates

See Note 3.3 in the interim financial statements for the Company’s accounting policies regarding Significant Accounting Judgments and Estimates.

Recent Accounting Pronouncements

See Note 3.8 in the interim financial statements for the Company’s action on recent accounting pronouncements.

16

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Three Months Ended March 31, 2025 and 2024

(Expressed in United States Dollars, in thousands, except where stated otherwise)

Risk Factors

Please refer to the Company’s final prospectus dated April 11, 2024, the Company’s management information circular dated April 26, 2024, and the Annual Information Form dated March 21, 2025, for information on the risk factors to which the Company is subject. In addition, see “Cautionary Note Regarding Forward-Looking Statements” above. The following are newly identified risk factors to which the Company is subject.

Ayr may be subject to risks related to its planned restructuring.

We have entered into a Restructuring Support Agreement (“RSA”) with certain stakeholders that includes milestones, conditions and termination rights. There is no assurance we will satisfy the milestones or other conditions, obtain all required court and regulatory approvals, or otherwise consummate the contemplated transactions. The RSA may be terminated by one or more parties upon specified events, including failure to meet milestones or material breaches. If the RSA is terminated or we cannot complete the restructuring as contemplated, our financial condition and results of operations could be materially adversely affected, and we may face alternative outcomes that could be less favorable to our stakeholders.

Ayr may be subject to risks related to a cease trade order.

On June 5, 2025, the Ontario Securities Commission issued a cease trade order under Multilateral Instrument 11-103 – Failure-to-File Cease Trade Orders in Multiple Jurisdictions against the Company. The Company’s Equity Shares is not currently trading on the Canadian Stock Exchange.

Financial Instruments, Financial Risk Management and Other Instruments

The Company does not utilize financial instruments such as derivatives to manage financial risks. See Note 15 in the interim financial statements for the Company’s financial instruments, financial risks factors, and other instruments.

The Company is exposed to interest rate risk. The Company’s management oversees the management of these risks. The Company’s management is supported by the members that advise on financial risks and the appropriate financial risk governance framework for the Company. The Company’s financial risk activities are governed by appropriate policies and procedures and financial risks are identified, measured, and managed in accordance with Company policies and risk appetite.

17